As filed with the Securities and Exchange Commission on March 31, 2011

No. 812-13794

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE ACT

GOLUB CAPITAL BDC, INC.
GC SBIC IV – GP, INC.
GC SBIC IV – GP, LLC
GC SBIC IV, L.P.
and
GC ADVISORS LLC

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
 (312) 205-5050

All Communications, Notices and Orders to:
David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
 (312) 205-5050

Copies to:
David J. Harris
Thomas J. Friedmann
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006

March 31, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
	)	AMENDMENT NO. 2 TO
GOLUB CAPITAL BDC, INC. GC SBIC IV – GP, INC. GC SBIC IV – GP, LLC GC SBIC IV, L.P. and GC ADVISORS LLC 150 South Wacker Drive, Suite 800 Chicago, Illinois 60606 (312) 205-5050	) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE ACT
File No. 812-13794)
Investment Company Act of 1940)

Golub Capital BDC, Inc. (the “Company”), GC Advisors LLC (the “Investment Adviser”), GC SBIC IV – GP, Inc. (the “GP Managing Member”), GC SBIC IV – GP, LLC (the “General Partner”), GC SBIC IV, L.P. (“Golub SBIC,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” ),1 granting exemptions from Sections 18(a) and 61(a).

In particular, the relief requested in this application (the “Application”) would permit the Company and any direct or indirect wholly owned subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”) to adhere to modified asset coverage requirements under Section 61.

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1	Unless otherwise indicated, all section references herein are to the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.           The Company

The Company was organized under the General Corporation Law of the State of Delaware on April 13, 2010 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act.3  In addition, the Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  The Company’s principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

In connection with its initial public offering of common stock (the “IPO”), effective April 14, 2010 the Company filed a registration statement on Form N-2 (File No. 333-163279) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act.  Effective April 13, 2010, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  The registration statement was declared effective on April 14, 2010.  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  The Company’s common stock is listed on the NASDAQ Global Select Market and trades under the ticker symbol “GBDC”.

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2
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

3	The Company’s predecessor and wholly owned subsidiary, Golub Capital Master Funding LLC, a Delaware limited liability company, was formed in July 2007.

The Company operates as a BDC under the 1940 Act.  The Company seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments.  The Company intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital Incorporated and Golub Capital Management LLC (collectively “Golub Capital”), (2) selecting investments within its core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital, a leading lender to middle-market companies with more than $4.0 billion of capital as of June 30, 2010.

The board of directors of the Company (the “Board”) has five members, of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19).  As of November 1, 2010, the Company had no employees and three officers. As discussed below, the Investment Adviser serves as the investment adviser to the Company.

B.           The GP Managing Member and the General Partner

The GP Managing Member was organized as a corporation under the laws of the state of Delaware on July 6, 2010, and is a Subsidiary of the Company.  The GP Managing Member serves as the managing member of the General Partner.

The General Partner was organized as a limited liability company under the laws of the state of Delaware on July 6, 2010, and is a Subsidiary of the Company.  The GP Managing Member and the Company are the sole members of the General Partner.  The General Partner is the general partner of Golub SBIC.

C.           Golub SBIC

Golub SBIC submitted an application to the SBA for a license to operate as an SBIC on December 18, 2009 and the application was accepted for filing on January 20, 2010 (“SBIC Application”).4  The SBIC Application was approved on August 24, 2010.  The Company directly owns 99% of Golub SBIC in the form of a limited partner interest.  Additionally, the General Partner owns 1% of Golub SBIC in the form of a general partner interest.  Golub SBIC was organized as a limited partnership under the laws of the state of Delaware on July 6, 2010.

The General Partner is the general partner of Golub SBIC, and the Company acts as Golub SBIC’s manager and investment adviser.  Golub SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7). Golub SBIC has the same investment objective and strategies as the Company, as summarized above.

As an SBIC, Golub SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations.  In addition, Golub SBIC will be audited on an annual basis by a third-party accounting firm.  SBICs are designed to stimulate the flow of capital to eligible small businesses.  Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years.  In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA.  A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years.  SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales.  According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses.  In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

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4	Although the SBIC Application was filed prior to the formation of the Company, the SBIC Application was modified on April 23, 2010 to reflect the Company as the parent of Golub SBIC.

D.           The Investment Adviser

Subject to the overall supervision of the Board, the Investment Adviser, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to the Company pursuant to an investment advisory agreement dated March 5, 2010 (as amended and re-approved from time to time by the Board, the “Investment Advisory Agreement”).  The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.  The Investment Adviser is a member of the Golub Capital group of companies.  Affiliates of the Investment Adviser that are managed by the same members of the Investment Adviser’s senior management team have experience operating SBICs.

II.           REQUESTED RELIEF

A.           Sections 6(c) and 18

1.           Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.           Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section.  “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.  Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale.  Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions.  One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA.  However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure.  An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA.  Golub SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA.  There will be no difference in the SBA’s regulation of Golub SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3.           Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof.  Since Golub SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by Golub SBIC or another SBIC Subsidiary.5  Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by Golub SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Golub SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4.           Requested Order

Solely for the purposes of the requested relief, and only for such purposes, the Applicants wish to treat Golub SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act.  Accordingly, the Applicants respectfully request on behalf of themselves and any other SBIC Subsidiaries an Order of the Commission, pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio.  The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past.

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5
Although the Company does not concede that it is an indirect issuer of any class of senior security issued by Golub SBIC or another SBIC Subsidiary, the Company’s 100% ownership and control of Golub SBIC could cause the Company to be deemed to be an indirect issuer of securities issued by Golub SBIC.  We note in this respect that for certain purposes under the Securities Act of 1933 (“Securities Act”) an issuer includes any person that controls the issuer.  See Securities Act Section 2(a)(11) and Securities Act Rule 140.

D.           Condition

The Applicants agree that any Order granting the requested relief will be subject to the following condition:

1.           The Company shall not issue or sell any senior security, and the Company shall not cause or permit Golub SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Golub SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Golub SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)).  In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of Golub SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

III.           Procedural Matters

A.           Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

David J. Harris
Thomas J. Friedmann
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006

B.           Authorizations

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on May 11, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act for an order granting exemptions from Sections 18(a) and 61(a) of the Act.  The Board also authorized the filing of this Application on behalf of its Subsidiaries: Golub SBIC, GP Managing Member and the General Partner.  Each person executing the Application on behalf of the Company, the Subsidiaries and the Adviser says that he has duly executed the Application for and on behalf of the Company, Subsidiaries or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 31st day of March, 2011.

GOLUB CAPITAL BDC, INC.

By: /s/ David B. Golub
Name: David B. Golub
Title:   Chief Executive Officer

GC SBIC IV – GP, INC.

By: /s/ Gregory W. Cashman
Name: Gregory W. Cashman
Title:   Vice President & Treasurer

GC SBIC IV – GP, LLC

By: /s/ Gregory W. Cashman
Name: Gregory W. Cashman
Title:   Manager

GC SBIC IV, L.P.

By:      GC SBIC IV – GP, LLC, its general partner

By: /s/ Gregory W. Cashma
Name: Gregory W. Cashman
Title:   Manager

GC ADVISORS LLC

By: /s/ David B. Golub
Name: David B. Golub
Title:   Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated March 31, 2011, for and on behalf of Golub Capital BDC, Inc., GC SBIC IV – GP, Inc., GC SBIC IV – GP, LLC, GC SBIC IV, L.P. and GC Advisors LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLUB CAPITAL BDC, INC.

By: /s/ David B. Golub
Name: David B. Golub
Title:   Chief Executive Officer

GC SBIC IV – GP, INC.

By: /s/ Gregory W. Cashman
Name: Gregory W. Cashman
Title:   Vice President & Treasurer

GC SBIC IV – GP, LLC

By: /s/ Gregory W. Cashman
Name: Gregory W. Cashman
Title:   Manager

GC SBIC IV, L.P.

By:      GC SBIC IV – GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name: Gregory W. Cashman
Title:   Manager

GC ADVISORS LLC

By: /s/ David B. Golub
Name: David B. Golub
Title:   Vice Chairman

EXHIBIT A

Resolutions of the Board of Directors

WHEREAS, taking into account the Company’s capital structure, investment portfolio, sources of financing and business objectives, the Board of Directors has determined that it is in the best interests of the Company to diversify its assets and liabilities by forming and developing a small business investment company (“SBIC”), licensed with the United States Small Business Administration (the “SBA”);

WHEREAS, the Board of Directors has observed the synergies between operating the Company and an SBIC and recognizes that other industry peers have drawn the same conclusion and have successfully formed and are operating SBICs; and

WHEREAS, the Company desires to establish a wholly-owned subsidiary of the Company to act as the investment vehicle for the SBA venture.

NOW, THEREFORE, BE IT:

RESOLVED, that the Independent Directors, voting separately, and the entire Board of Directors hereby accept and approve to delegate to the Authorized Officers the process of forming an SBIC as a wholly-owned subsidiary of the Company and obtaining an SBIC license from the SBA and all prior actions of the Authorized Officers in such respect are hereby accepted, approved and ratified;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, individually authorized, empowered and directed in the name and on behalf of the Company, to execute and caused to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or proper thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such Authorized Officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, individually authorized, empowered and directed in the name of and on behalf of the Company, to do or cause to be done each and every act necessary or convenient in connection with the preparation and execution of the foregoing resolutions.